Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, June 18, 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that, on the date hereof, the early termination of export prepayment contracts in the total principal amount of US$780.0 million, with final maturity in 2022; as well as the early termination of the financing agreement with ECA Finnvera in the total principal amount of US$371.3 million, with final maturity in 2025, eliminating any and all financial covenants in the Company’s debt contracts. Simultaneously, Suzano executed new export prepayment contracts in the total amount of US$900.0 million, with average maturity of 65 months and average cost of Libor + 1.10% p.a.

As a result, Suzano improves even more its debt amortization schedule at a competitive cost, aligned with its liability management strategy, in addition to the initiatives previously announced to the market.

Suzano underlines its commitment to transparency with its shareholders and investors.

São Paulo, June 18, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer